Exhibit 4.5
REMUNERATION POLICY 2025
subject to approval at the Extraordinary General Meeting of 18 November 2025
1. Background
Under Dutch law, remuneration policies are subject to a binding vote at the annual general meeting of shareholders at least every four years. As our current remuneration policy was approved in 2021, we are submitting this revised policy (the “Policy”) for approval at our upcoming extraordinary general meeting on 18 November 2025. The Remuneration and Nomination Committee (the “Committee”) is proposing this Policy, which is tailored to reflect the Company’s evolving remuneration needs. The Policy also addresses shareholder feedback received in response to prior remuneration reports and prior drafts of remuneration policies proposed at previous annual general meetings, including the latest annual general meeting on 27 May 2025. This Policy should be read in conjunction with the accompanying explanatory notes and comparison table, which are available here (https://argenx.com/investors/shareholder-meetings).
This Policy applies to our board of directors (the “Board”), which at the date of publication of this Policy consists of 8 independent non-executive directors (“Non-Executive Directors”) and 1 statutory executive director (an “Executive Director”), who is our CEO.
Our success in generating long-term value creation for our stakeholders depends on our ability to discover and develop innovative medicines that address unmet medical needs, and our ability to successfully bring those medicines to patients and ultimately generate financial returns for our shareholders. We strongly believe our long-term success depends on our ability to attract, grow and retain exceptional talent focused on the execution of our business objectives, while promoting and upholding our identity and core values - our Cultural Pillars - along the way. Our Cultural Pillars are:

Innovation is our mission — we innovate to transform the lives of patients and do it at every step.	We create through collaboration because together, we can achieve more than we could individually.	We trust our people to do what is right for patients, argenx, and themselves.	We apply rigor and data-driven decision-making to all corners of our business	We are inspired by patients and their experiences give us purpose, knowing they're waiting.
This Policy is designed to (i) enable us to attract and retain the key talent we need in order to execute on our mission and strategic long-term vision; and (ii) align with the long-term interests of shareholders. Accordingly, this Policy offers remuneration competitive against our global peers for talent, both in quantum and structure. It is further designed to motivate an Executive Director to deliver on our long-term vision by offering the majority of remuneration in the form of variable remuneration linked directly to ambitious performance measures, mostly long-term in nature, and thereby ensuring a direct link between compensation levels and overall shareholder returns.

Exhibit 4.5
2.Executive Director Remuneration
2.1.Background
Our remuneration framework offers a well-balanced combination of fixed and variable pay, which aligns with our strategic goals and enhances our competitiveness in attracting and retaining talent. It consists of the following components:
(i)base pay;
(ii)benefits & pension;
(iii)short-term incentive plan (“STIP”); and
(iv)long-term incentive plan (“LTIP”).
It is in the best interests of the Company and our stakeholders that we are able to effectively compete for talent in the global talent market when attracting and retaining talent for key positions since we, as a biotech company, directly compete with global biopharmaceutical companies. Remuneration is not the sole or principal driver for talent to join and grow at argenx, nonetheless we recognize that pay practices that are less competitive than our peers’ talent practices could adversely affect the Company’s attraction and retention efforts and our ability to deliver on our long-term vision.
To ensure competitiveness, we benchmark our remuneration quantum and structure against a global peer group (the “Peer Group”) annually to set amounts and targets for the year to follow. The Peer Group consists of at least 15 companies and is selected on the basis of objective criteria – which were disclosed in the 2024 remuneration report and will continue to be disclosed in any subsequent remuneration reports.1
2.2.Fixed Remuneration Components
2.2.1.Base Pay
The base pay for an Executive Director targets the 50th percentile of base pay in the Peer Group. Base pay is currently paid in monthly instalments.
In 2024, at his request, the base pay of the current Executive Director was below the 25th percentile of the Peer Group. In addition, the total remuneration of the current Executive Director in 2024 was at the 27th percentile of the Peer Group.
2.2.2.Benefits
1 The 2024 Peer Group, used for remuneration benchmarking in 2025, consists of 15 companies, of which 4 are companies with European headquarters. The 2025 Peer Group, used for 2026 remuneration benchmarking, also consists of 15 companies, of which 6 are companies with European headquarters.

Exhibit 4.5
2.2.3.Executive Director participation in Company benefit schemes is in line with that of other employees of the same legal entity, and may comprise of representation allowance, hospitalization, disability and life insurance and the use of a company car, phone and laptop. Company contributions to Executive Director pension schemes and early retirement schemes are in accordance with local market practice and are in line with those of other employees of the same legal entity.

2.3.Variable Remuneration – Short-Term Incentive
2.3.1.Executive Director Opportunity and Payout
The STIP opportunity for an Executive Director equals 60% of base pay at target and 120% of base pay at maximum (2x target). Payout under the STIP is determined at the end of each year based on an assessment against quantitative and qualitative targets as follows:

	Quantitative target	Qualitative target
Achievement:	Payout as % of target:
Below threshold	No payout	No payout
Between at or above threshold and target	Pro-rata between 50%-100%	Milestone based between 50%-100%
At target	60% of base pay	60% of base pay
Above target	Pro-rata between 100% and 200%	Milestone based between 100% and 200%
Maximum	120% of base pay	120% of base pay
2.3.2.Setting of Measures
All measures will correlate to key value drivers for the Company. The majority of measures will be quantitative in nature, and at least 50% of the total STIP opportunity for an Executive Director will be linked to financial performance measures. Examples of quantitative measures may be linked to annual operating revenue delivered, managing headcount growth or nominating a specific number of product candidates. Qualitative targets will be milestone-based to the extent possible, for instance championing key innovation projects.
2.3.3.Disclosure

Exhibit 4.5
2.3.4.STIP targets, measures and corresponding weighting for an Executive Director will be disclosed prospectively in the remuneration report published in the year in which the measures are set, to the extent possible without disclosing commercially sensitive information.
2.3.5.Actual performance of STIP measures by an Executive Director will be disclosed and reported in full, including information previously considered commercially sensitive, in the remuneration report regarding the year for which the measures were set. Disclosure will be made against a threshold-target-maximum framework, followed by the Executive Director’s actual achievement and corresponding payout per target. This allows shareholders to determine that pay-for-performance has been observed.
2.3.6.Treatment of Leavers
As at the date of publication of this Policy, the current Executive Director has a legacy provision in his 2017 management agreement, the key terms of which are available on our website, that stipulates that in the event the agreement is terminated, he will be entitled to a pro-rated STIP payout for time and performance. The Company will respect this provision for the duration of the current Executive Director’s management agreement.
If any Executive Director other than the current Executive Director leaves the Company, no STIP payout for time and performance will be considered unless such Executive Director is in service on 31 December of that performance year.
2.4.Variable Remuneration – Long-Term Incentive
2.4.1.LTIP Rationale and Components
An Executive Director is eligible for participation in the LTIP, which consists of:
(i)no less than 50% target value in performance share units, which represent a conditional right to receive Company shares (“PSUs”). The maximum opportunity for PSUs is 1.5x target; and
(ii)no more than 50% target value in stock options, the ultimate value of which depends on stock price performance.
Stock options are 100% at risk, their value is intrinsically tied to the performance of the Company’s share price. The Company is still in a strong growth stage and will continue to be for the foreseeable future. We believe granting stock options is an effective mechanism to drive shareholder value creation over the performance period, which in turn also aligns with shareholder interests.
The practice of granting stock options also allows the Company to offer appropriately attractive remuneration schematics against the Peer Group, where at the date of publication of this Policy, the use of stock options continues to be the dominant market practice.
2.4.2.LTIP Opportunity Size Limits
The annual LTIP opportunities for an Executive Director are:
(i)at target-opportunity equal to 7x base pay; and
(ii)at maximum-opportunity equal up to 10x base pay.

Exhibit 4.5
2.4.3.Calculation Method
The number of PSUs granted annually, amounting to at minimum 50% of the target value, is calculated by dividing the target value through the average closing price of Company shares on the 30 calendar days preceding the 15th day of the month in which the grant occurs (the “Reference Date”), rounding up to the nearest whole number granted as PSUs.
(iii)The number of stock options granted annually, amounting to at maximum 50% of the target value, is calculated by dividing the target value through the then applicable Black Scholes value based on the 30 calendar days preceding the Reference Date, rounding up to the nearest whole number granted as stock options.
2.4.4. Pay and Performance – Stock Options
Stock options reward the recipient for the difference between their grant price (always fair market value without discounts and a strike price at least equal to the market value) and the share price at exercise. We will not reprice options or extend the vesting schedule. Consequently, there is a direct link between shareholder value creation and pay-for-performance for the recipient of stock options.
2.4.5.Pay and Performance – PSUs
Each PSU performance metric will include:
(i)its weighting relative to other PSU metrics;
(ii)the minimum threshold performance for payout;
(iii)the at-target threshold performance for payout; and
(iv)the stretch targets required for maximum payout.
PSU targets will be ambitious long-term goals critical to the Company’s sustained success. Given the Company’s high-growth stage and the long-term nature of this Policy, the Board will determine, on a year-by-year basis, the targets that are most relevant to the Company’s strategy and priorities. The specific performance measures used to evaluate PSU achievement will be disclosed in the relevant remuneration reports concerning the years in which the LTIP was granted and will vest. PSU targets will be set within the following framework:
(i)at least 50% of the PSU targets will be linked to financial performance, such as revenue growth;
(ii)at least 40% of the PSU targets will be linked to innovation and pipeline development, such as delivering clinical and regulatory milestones; and
(iii)up to 10% of the PSU targets will be linked to people and culture development (essential for sustainable, long-term value creation) such as turnover retention rate.
We have already demonstrated this practice as seen in the 2024 remuneration report (available at https://reports.argenx.com/2024/corporate-governance/remuneration-report/looking-forward.html) which provides an overview of the 2025 LTIP grant which was granted on 30 June 2025 and will assess performance over the 2025-2027 performance period.
2.4.6.Cliff Vesting – PSUs

Exhibit 4.5
PSUs granted under the LTIP to an Executive Director vest at the end of their three-year performance period. Pay-out levels depend upon the achievement of the Executive Director’s relative to the threshold, target and maximum levels that were determined by the Board.
2.4.7.Cliff Vesting – Stock Options
All stock options granted under the LTIP to an Executive Director vest on the 3rd anniversary of the grant date.
2.4.8.Disclosure
At grant: the targets, measures and corresponding weighting for each PSU grant under the LTIP will be disclosed in the remuneration report in the year the performance targets were set, to the extent possible without disclosing commercially sensitive information.
At vesting: performance assessment of targets will be disclosed and reported in full, including information previously considered commercially sensitive, in the remuneration report at the end of their respective performance period. Disclosure will be reported against a threshold-target-maximum framework, followed by the Executive Director’s actual achievement and their corresponding payout per target. This provides shareholders the opportunity to determine that pay-for-performance has been observed.
2.4.9.Treatment of Leavers
As of the date of publication of this Policy, the current Executive Director has a legacy provision in his 2017 management agreement that stipulates that in the event the agreement is terminated, unvested equity, other than PSUs will immediately and fully vest at the time of termination. The Company will respect this provision for the duration of the current Executive Director’s management agreement. PSUs awarded to the current Executive Director, however, will be subject to the terms of this clause below.
If any other Executive Director leaves the Company, unvested stock options are forfeited without compensation. In the event that such Executive Director leaves the Company during the performance period other than due to dismissal for cause or underperformance, vesting of PSU grants under the LTIP will be pro-rated for time and performance at the end of the three-year performance period.
2.5.Shareholding Requirements
In accordance with the terms of our shareholding guidelines, an Executive Director is required to hold at least 6x annual base pay in the form of Company equity. Unvested/unearned restricted shares, PSUs or vested stock options do not count towards the shareholding requirement. The shareholding has to be built up over a maximum of five years.
2.6.Performance Evaluation
2.6.1.Performance Evaluation
The achievement of targets and measures under the STIP and LTIP is assessed by the Committee at the end of each performance period. For quantitative targets, actual results are evaluated against pre-defined measures using audited financial statements and operational data. Qualitative targets are evaluated based on documented milestones and thorough assessment of strategic initiatives.

Exhibit 4.5
The Committee may engage external advisors to validate performance outcomes. This assessment process ensures that payouts accurately reflect an Executive Director's contributions and align with the Company's performance.
2.7.Other Characteristics of Executive Director Arrangements
2.7.1.Agreement Duration, Notice Periods and Severance Arrangements
An Executive Director is appointed for a term of four years and may be subsequently reappointed by the shareholders.
As at the date of publication of this Policy, the current Executive Director has a management agreement for an indefinite term. The current Executive Director has a legacy provision in his management agreement (provision dating from before the 2014 Euronext IPO) setting the contractual notice period for termination at 18 months, which the Company will continue to respect for the duration of his management agreement.
New management agreements for Executive Directors entered into under this Policy will have notice periods exceeding no more than 12 months unless otherwise required by local laws.
We will prevent 'pay for failure' and will therefore not pay a severance arrangement in the event of seriously culpable or negligent behavior on the part of an Executive Director resulting in dismissal. We also will not pay severance if the agreement is terminated at the initiative of an Executive Director.
2.7.2.Clawback Policy
In accordance with the Dutch Civil Code, U.S. listing requirements, and our Clawback Policy (available at https://argenx.com/investors/governance/rules-codes-compliance), we will reclaim part or all of the variable remuneration paid to an Executive Director, including under the STIP and LTIP, if it was based on incorrect information regarding performance for the payout.
This could occur due to events such as significant financial restatements. The Clawback Policy covers a period of three fiscal years prior to any Restatement Date (as defined in the Clawback Policy), plus any transition period of less than nine months after those three years.
2.8.Recruitment arrangements
We may compensate for value lost in changing employers by offering buyout awards to an incoming Executive Director. Such awards will be kept to a minimum and shall only consist of like-for-like grants, meaning that at-risk pay will not be compensated with guaranteed pay. Such awards shall also not exceed the equivalent value of rewards forfeited by changing employers. Should we offer buyout awards, we will provide additional information in the remuneration report regarding the year in which such buyout awards have taken place.
3.Non-Executive Director remuneration
3.1.Background
We use cash and restricted shares to remunerate Non-Executive Directors. When attracting qualified Non-Executive Directors, we directly compete with other companies who, like us, are listed on a major US stock exchange and face

Exhibit 4.5
the corresponding stringent regulatory and legal environments. In order to be competitive, it is essential to be able to attract Non-Executive Directors who can navigate these complex requirements along with the accompanying responsibility and liability risks. We annually benchmark and review Non-Executive Director total remuneration against the Peer Group, which is selected based on objective criteria that we have disclosed in the 2024 remuneration report and will disclose in subsequent remuneration reports. We realize that granting equity to Non-Executive Directors is viewed differently in the European context and is a deviation from the (comply-or-explain) best practice principles of the Dutch Corporate Governance Code 2022 (“DCGC”).
Recognizing this, we will grant a portion of the Non-Executive Director remuneration in the form of equity, based on the following two considerations:
(i)14 of the 15 companies in the 2024 Peer Group and 13 of the 15 companies in the 2025 Peer Group grant equity to Non-Executive Directors; and
(ii)the corporate governance code principles in our country of primary listing (Belgium) requires seeks paying part of the non-executive fees in the form of equity.
The deviation from the DCGC is therefore considered proper as granting equity to Non-Executive Directors ensures alignment of interests between the Non-Executive Directors and our shareholders.
3.2.Cash
Non-Executive Directors receive cash remuneration connected to their specific role within the Board. Special committee fees reflect the extra time and responsibility involved for directors serving on multiple committees. No supplemental remuneration will be given for ad-hoc committee roles.
The annual cash retainer fee targets the 50th percentile of cash remuneration in the Peer Group. For 2025, the annual cash retainer fee equals:

	Role	In $
Board	Chairperson	119,500
	Member	60,000
Audit & Compliance committee / R&D committee	Chairperson	25,000
	Member	12,500
Remuneration & Nomination committee and Commercial committee	Chairperson	20,000
	Member	10,000
For more information on the annual cash retainer fees, including our rationale and benchmarking practices, please see the accompanying explanatory notes and comparison table to this Policy (both available https://argenx.com/investors/shareholder-meetings).
3.3.Restricted Shares
3.3.1.Annual Equity Grant

Exhibit 4.5
We offer Non-Executive Directors an annual equity grant of $400,000 in the form of restricted shares. This amount targets the 50th percentile in the Peer Group.
3.3.2.Calculation Method
The number of restricted shares granted annually to each Non-Executive Director is calculated by dividing the target value by the average closing price of Company shares on the 30 calendar days preceding the Reference Date, rounding up to the nearest whole number granted as restricted shares.
3.3.3.Vesting
3.3.4.The restricted shares are not subject to any vesting conditions; however, those shares must be held until the 4th anniversary of the grant date, except to the extent necessary to cover immediate tax obligations resulting from the immediate vest. For more information on shareholding requirements, see paragraph 3.4 below.
3.4.Shareholding Requirements
In accordance with the terms of our equity holding guidelines, a Non-Executive Director is required to hold at least 5x annual Board membership retainer fees (which as at the date of this Policy is $60,000) worth of Company stock for the duration of their role. Only vested shares and shares separately held count towards the shareholding requirement. The shareholding has to be built up over a maximum of five years.
3.5.Other Elements Relevant to Non-Executive Remuneration
3.5.1.Tax Reimbursements
We may support directors in the preparation and/or filing of tax returns related to the income received and granting/vesting of equity for services provided to the Company, through support by Company staff or if needed, by external advisors. The external cost to the Company for this shall not exceed $10,000 per year per Non-Executive Director.
3.5.2.Travel Reimbursement and Allowance
Travel to attend board meetings is either booked and paid directly by the Company, or reimbursed by the Company to the Non-Executive Directors.
Additionally, a special travel allowance of $5,000 will be provided to each Non-Executive Director for in-person attendance at each board meeting held outside the Non-Executive Director’s official continent of residence.
This allowance is designed to compensate Non-Executive Directors for the time and effort associated with extensive travel required to fulfill their duties.
3.5.3.Costs reimbursements
Reasonable out-of-pocket (travel) costs incurred by Non-Executive Directors in their duties are reimbursed by us in accordance with our Company-wide travel and expense policy, subject to approval of the CFO.

Exhibit 4.5
4.Other considerations
4.1.Process for Determining, Reviewing and Implementing
The remuneration policy is subject to a binding vote at least once every 4 years. Our articles of association as at the date of this Policy (available at https://argenx.com/content/dam/argenx-corp/media-documents/Articles_of_Association_argenx_SE_EN.pdf) include a further description of the process for determining, reviewing and implementing this Policy.
4.2.Societal support, Scenario Analyses and their Impact
On a continuous basis, and specifically prior to proposing revisions, the Company engages with a significant representation of its shareholder base, inviting feedback on the key proposed revisions and taking these into account when proposing a new policy. Please see the explanatory notes to this Policy (available at https://argenx.com/investors/shareholder-meetings) for more information on the say-on-pay interactions in connection with this Policy.
We also take into account compensation levels and pay ratios within the Company to maintain equitable compensation practices, ensuring fairness and consistency within the organization to promote a cohesive and motivated workforce. An example of a pay ratio is the ratio between the CEO’s total remuneration and the average remuneration of employees, which is disclosed annually in our remuneration report and is taken into account when setting the Executive Director’s remuneration.
Defining the remuneration policy and setting the levels, structure, targets and measures for remuneration hereunder is done on the basis of scenario analyses performed by the Board. These analyses consider various scenarios, including below-threshold, target, and maximum performance levels, to ensure that the remuneration outcomes are fair, competitive, and do not encourage inappropriate risk-taking. These analyses are also made on an annual basis when selecting stretch targets and setting measures for the following performance period. Insights from these analyses inform the setting of targets, weighting, measures, payout thresholds and caps on variable remuneration components.
4.3.Conflicts of Interest
The Committee, composed exclusively of independent Non-Executive Directors, is responsible for developing and recommending the remuneration policy to the Board. The Committee ensures that the remuneration policy aligns with the Company's strategic objectives and stakeholder interests.
To prevent conflicts of interest, members of the Committee do not participate in discussions or decisions related to their own remuneration. The Committee may engage external independent advisors to provide market data and advice. All decisions are made transparently and are subject to Board approval.
5.Derogation policy
In the event of exceptional circumstances, the Board may at its own discretion, upon recommendation of the Committee, decide to temporarily derogate from this Policy until a new remuneration policy is adopted by a general meeting of shareholders.

Exhibit 4.5
A derogation for exceptional circumstances covers situations in which the derogation from this Policy is necessary to serve the long-term interests and sustainability of the Company as a whole or to assure its viability. Exceptional circumstances include, but are not limited to force majeure events, serious illness incapacitating the Executive Director from performing his/her duties or the urgent appointment or retention of an Executive Director. Derogations may concern various elements relating to remuneration components (base pay, STIP and LTIP).